UNITED STATES OF AMERICA
Before the
 SECURITIES AND EXCHANGE COMMISSION
File No. [___]

In the Matter of	)
)
Royal Bank of Canada	)	APPLICATION PURSUANT TO
200 Bay Street	)	SECTION 9(c) OF THE INVESTMENT
Toronto, Ontario, Canada M5J 2J5)		COMPANY ACT OF 1940 FOR
	)	TEMPORARY AND PERMANENT
RBC Global Asset Management (U.S.) Inc.	)	ORDERS EXEMPTING APPLICANTS
50 South 6th Street	)	FROM THE PROVISIONS OF
Minneapolis, MN 55402)		OF SECTION 9(a) OF SUCH ACT
)
BlueBay Asset Management LLP	)
77 Grosvenor Street	)
LondonW1K 3JR	)
United Kingdom	)
)
BlueBay Asset Management USA LLC	)
4 Stamford Plaza	)
107 Elm Street, Suite 512)
Stamford, CT 06902)
)
RBC Global Asset Management (UK) Limited	)
Riverbank House	)
2 Swan Lane	)
London EC4R 3BF	)
United Kingdom RBC Europe Limited Riverbank House 2 Swan Lane London, EC4R 3BF United Kingdom RBC Capital Markets Arbitrage, S.A. 16 Rue Notre Dame Luxembourg, 2240 Luxembourg	) ) ) ) ) ) ) ) ) )
File No. [ ]	) ) )
)
)

Royal Bank of Canada
RBC Global Asset Management (U.S.) Inc.
BlueBay Asset Management LLP
BlueBay Asset Management USA LLC
RBC Global Asset Management (UK) Limited
RBC Europe Limited
RBC Capital Markets Arbitrage, S.A.

(Names of Applicants)
See Above
(Addresses of Applicants’ principal executive offices)

Arthur W. Hahn, Esq.
Ralph DeSena	Ted S. Helwig, Esq.
Royal Bank of Canada Three World Financial Ctr. 200 Vesey St. New York, NY 10281-8098	Brian J. Poronsky, Esq. Katten Muchin Rosenman LLP 525 West Monroe St. Chicago, IL 60661

(Names and addresses of persons to whom communications should be directed)

RBC Global Asset Management (U.S.) Inc., BlueBay Asset Management LLP, BlueBay Asset Management USA LLC, and RBC Global Asset Management (UK) Limited (collectively, “Fund Servicing Applicants”)1, Royal Bank of Canada (“RBC”), RBC Europe Limited (“RBC EL”), and RBC Capital Markets Arbitrage, S.A. (“CMA”) (each an “Applicant” and collectively, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption for the Fund Servicing Applicants  from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption (“Temporary Order”) and (ii) a permanent order exempting each Fund Servicing Applicant from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) solely with respect to the permanent injunction, as described below, that has been entered against RBC.
As set forth below, the Fund Servicing Applicants serve as investment advisers (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”).2  Exhibit A to the Application identifies the Funds to which the Fund Servicing Applicants currently provide investment advisory services.
No existing company of which RBC is an affiliated person within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) other than the Fund Servicing Applicants currently serves as an employee, officer, director, member of an advisory board, investment adviser or depositor of any Fund, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end management investment company registered under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (such activities, “Fund Services Activities”).  RBC, RBC EL, and CMA, are parties to this Application, but do not and will not engage in Fund Services Activities.  Applicants request that any relief granted by the Commission pursuant to this Application apply to any existing company of which RBC is an Affiliated Person, other than RBC EL and CMA, and to any other company of which RBC may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

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1 A list of the registered investment companies to which the Fund Servicing Applicants currently serve as investment adviser as of October 16, 2014, is contained in Exhibit A.
2 None of the Applicants acts as an investment adviser to employees’ securities companies or investment companies that have elected to be treated as business development companies under the Act or as a principal underwriter to any open-end fund, registered unit investment trusts or registered face-amount certificate companies.
3 Fund Servicing Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

I.	Background
A.	Applicants and the Other Covered Persons
RBC is a Canadian-chartered bank and a Canada-based global financial services firm.   RBC and its subsidiaries provide global wealth management, securities, and retail and commercial banking services.  RBC is also the ultimate parent of the other Applicants.
RBC EL is a United Kingdom-based subsidiary of RBC with offices in London that is registered in the United Kingdom to engage in capital markets activities.
CMA is a Luxembourg-based subsidiary of RBC with offices in New York. CMA engages primarily in interdealer market-making and proprietary trading.
RBC Global Asset Management (U.S.) Inc. (“GAM US”) is a corporation formed under the laws of Minnesota, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), and is a wholly owned subsidiary of RBC.  GAM US serves as investment adviser to each Fund listed in Part 1 of Exhibit A of this Application.  The assets under management of the Funds for which GAM US serves as investment adviser were approximately $19,971,533,742 as of October 16, 2014.
BlueBay Asset Management LLP (“BlueBay LLP”) is a limited liability partnership incorporated in England and Wales, is registered as an investment adviser under the Advisers Act, and is a wholly owned subsidiary of RBC.  BlueBay LLP serves as sub-adviser to each Fund listed in Part 2 of Exhibit A of this Application.  The assets under management of the Funds for which BlueBay LLP serves as sub-adviser were approximately $852,724,308 as of October 16, 2014.
BlueBay Asset Management USA LLC (“BlueBay USA”) is a limited liability company formed under the laws of Delaware, is registered as an investment adviser under the Advisers Act, and is a wholly owned subsidiary of RBC.  BlueBay USA serves as sub-adviser to each Fund listed in Part 3 of Exhibit A of this Application.  The assets under management of the Funds for which BlueBay USA serves as sub-adviser were approximately $593,860,416 as of October 16, 2014.
RBC Global Asset Management (UK) Limited (“GAM UK”) is a corporation formed under the laws of the United Kingdom, is registered as an investment adviser under the Advisers Act, and is a wholly owned subsidiary of RBC.  GAM UK serves as sub-adviser to each Fund listed in Part 4 of Exhibit A of this Application.  The assets under management of the Funds for which GAM UK serves as sub-adviser were approximately $11,189,979 as of October 16, 2014.
B.	The Consent Order and Injunction
RBC and the Division of Enforcement of the United States Commodity Futures Trading Commission (“CFTC”) have reached an agreement to settle a lawsuit filed by the CFTC (the “Action”) in the United States District Court for the Southern District of New York (the “Court”).  As part of the agreement, the parties have submitted a consent order (“Consent Order”) that has been entered by the Court.  RBC has consented to entry of the Consent Order by the Court without admitting or denying the findings set forth therein (other than those relating to service, venue, the jurisdiction of the district court over it and the subject matter, and the jurisdiction of the CFTC over the conduct alleged in the Action).  RBC has not consented to the use of the Consent Order or the findings in the Consent Order, in any other proceeding to which the CFTC is not a party.

The Amended Complaint filed in the Action alleged that during the period June 1, 2007 and May 31, 2010 (the “Relevant Period”), RBC entered into certain stock futures contract transactions in “block trades,” which are privately negotiated transactions pursuant to exchange rules, and which were reported and centrally cleared on an electronic futures exchange in Chicago, Illinois called OneChicago, LLC (“OneChicago”).  (See Am. Compl., CFTC v. Royal Bank of Canada, 12-cv-2497 (AKH), Dkt. No. 50 (S.D.N.Y. Oct. 17, 2012).)4  RBC entered into these block trades through its branches and internal trading accounts, and it traded opposite RBC EL and CMA.5
The Consent Order finds that, in violation of Section 4c(a) of the Commodity Exchange Act (“CEA”), RBC entered into the block trades with an express or implied understanding that the positions resulting from the trades would later be offset or delivered opposite each other, which the Consent Order finds achieved an economic and futures market nullity for the RBC corporate group because the RBC corporate group as a whole was not exposed to risk in the futures market.  The Consent Order also finds that, in violation of CFTC Regulation 1.38(a), the express or implied understandings for later trades were not reported to the OneChicago exchange “without delay,” as required by OneChicago rules.6
The Consent Order enjoins RBC from violations of Section 4c(a) of the CEA and CFTC Regulation 1.38(a) (the “Injunction”) and requires RBC to pay a civil monetary penalty of $35,000,000.  See Consent Order, CFTC v. Royal Bank of Canada, 12-cv-2497, Dkt. No. 124 (S.D.N.Y. Dec. 18, 2014).

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4 The Amended Complaint superseded the original complaint in the Action, which was filed on April 2, 2012.  (See Compl., CFTC v. Royal Bank of Canada, 12-cv-2497 (AKH), Dkt. No. 1 (S.D.N.Y. Apr. 2, 2012).)
5 RBC, CMA, and RBC EL are referred to in the Consent Order as the “RBC corporate group.”) The two RBC branches were RBC Bahamas Branch and RBC Cayman Branch, which were branches of RBC located in the Bahamas and Cayman Islands.  The set of internal RBC accounts was known as Canadian Transit and its traders were located in Toronto.
6 The Amended Complaint also alleged that RBC violated Section 9(a)(4) of the CEA by making false statements and concealing facts in communications to CME Group Inc. (which performs regulatory functions for OneChicago) relating to, among other things, the origin and intended operation of the block trading activity, when the block trading was originally presented to the CME in 2005.  RBC denied those allegations in the Action and the Consent Order does not contain any findings that RBC made false statements to or concealed any facts from CME Group and does not find that RBC violated Section 9(a)(4) of the CEA or any other law that prohibits making false statements.

II.	Application of Section 9 of the Act
Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as an underwriter, broker, or dealer or engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.  Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated Person” is defined in Section 2(a)(3) of the Act to include, among others,
(A) Any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.
Taken together, Sections 9(a)(2) and 9(a)(3) would in the context of the Consent Order preclude each Applicant from engaging in Fund Services Activities.  The entry of the Injunction against RBC will disqualify RBC under Section 9(a)(2).  Section 9(a)(3) would extend the disqualification to the Fund Servicing Applicants because RBC is an affiliated person of each Fund Servicing Applicant by virtue of its direct or indirect ownership.  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a).7
Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).8

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7 Because RBC EL and CMA are not Fund Servicing Applicants and are excluded from the definition of Covered each will continue to be disqualified under Section 9(a)(3).
8 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8,689 (Feb. 26, 1975).

In light of the Action, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of the Fund Servicing Applicants to continue to serve as investment advisers, and of the Fund Servicing Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund, ESC, or BDC or principal underwriter for any Fund that is an open-end investment company, registered UIT, or registered FACC, Applicants seek (1) an order granting the requested relief to the Fund Servicing Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Fund Servicing Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.
III.	Statement in Support of Application
Applicants believe they meet the standards for the exemption specified in Section 9(c).  The prohibitions of Section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and the conduct of RBC is not such as to make it against the public interest or protection of investors to grant the exemption to the Covered Persons.  In support of their request that the Commission issue the Orders, Applicants assert the following:
A.	The Limited Scope of the Alleged Misconduct
The alleged conduct giving rise to the Injunction (the “Conduct”) did not involve any of the Applicants providing Fund Services Activities.  The Conduct did not involve any Fund or the assets of any Fund.  The Conduct relates to RBC’s trading of securities futures contracts through its branches and internal trading accounts opposite RBC EL and CMA.  RBC’s trades were part of a larger trading strategy designed, in part, to profit from stock loan businesses, to fund RBC EL, to optimize capital for CMA, and to achieve certain tax benefits.  The Conduct involved proprietary trading in accounts owned by RBC, RBC EL, and CMA. The trading was not conducted on behalf any Fund or using assets of any Fund.
In addition, the entities and individuals responsible for the Conduct do not engage in Fund Services Activities.  RBC, RBC EL, and CMA are not registered as investment advisers and do not provide investment advisory services.  The individuals who designed and carried out the trading strategy alleged in the Amended Complaint do not serve as officers, directors, or employees of any of the Fund Servicing Applicants.9  Because the Fund Servicing Applicants were not involved in the Conduct, granting the Application would not be adverse to the public interest or to the protection of the investors.
The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”10  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations as are the Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its ability to provide management or distribution services because of alleged violations that are not related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that applying Section 9(a) to bar Covered Persons, who were not involved in the Conduct, from serving Funds and their shareholders would be unduly or disproportionately severe.

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9 Neither RBC, RBC EL, or CMA is or has been registered as an investment adviser.  In addition, neither RBC nor RBC EL is or has been registered as a broker-dealer.  CMA is registered as a broker-dealer but primarily engages in making inter-dealer markets, over-the-counter, and trading securities for its own account.
10 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

B.	Hardships on the Funds and their Shareholders
The inability of the Fund Servicing Applicants to continue to provide investment advisory services to Funds would result in those Funds and their shareholders facing unduly and disproportionately severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Uncertainty caused by prohibiting the Fund Servicing Applicants from continuing to serve the Funds in an advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  In addition, although a suitable successor investment adviser or sub-adviser could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory agreements with the new adviser or sub-adviser.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct.
C.	Adverse Effect on Fund Servicing Applicants
If the Fund Servicing Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe.  The Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising Funds.  Without relief under Section 9(c), the Fund Servicing Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.
Prohibiting Fund Servicing Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.  Approximately 172 employees of Fund Servicing Applicants are currently actively involved in the provision of Fund Service Activities.  In the case of GAM US, mutual fund assets represent a significant portion of its assets under management.  Moreover, money market funds managed by GAM US serve as a sweep vehicle for its affiliated broker dealer.  If GAM US was prohibited from serving as investment adviser, it would impose significant hardship on its affiliated broker dealer and its customers.
 In addition, US mutual funds represent key strategy initiatives for BlueBay USA, BlueBay LLP, and GAM UK.  Many of the employees working for the Fund Servicing Applicants could experience significant difficulties in finding alternative, fund-related employment.  For these reasons, the imposition of the Section 9(a) disqualification on Fund Servicing Applicants would be unduly and disproportionately severe.

Applying the prohibitions of Section 9(a) to any Covered Person would have unduly and disproportionately severe consequences not only at present, but also in the future.  If the Fund Servicing Applicants or other Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, the businesses would be significantly and adversely affected.
Finally, disqualifying Fund Servicing Applicants or other Covered Persons from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that they were not involved in the Conduct.
D.	No Involvement of Fund Servicing Applicants’ Personnel
CFTC Enforcement staff has informed us that it was a conscious decision not to name individuals or any subsidiaries or affiliates of RBC in the Amended Complaint.  Rather, CFTC Enforcement staff elected to name only RBC in the Amended Complaint.
Applicants state that:  (i) none of the current directors, officers or employees of the Fund Servicing Applicants (or any other persons serving in such capacity during the time period covered by the Amended Complaint) participated in the Conduct;11 (ii) the personnel at RBC, RBC EL, or CMA who participated in the Conduct or who may subsequently be identified by RBC, RBC EL, CMA, or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct have had no, and will not have any, involvement in providing Fund Services Activities and will not serve as an officer, director, or employee of any Covered Person,12 and (iii) because the personnel of the Fund Servicing Applicants did not participate in the Conduct, the shareholders of Funds receiving services from Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or sub-adviser.
Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Fund Servicing Applicants.
E.	Remedial Actions to Address the Conduct Alleged in the Amended Complaint
After extensive litigation, the CFTC and RBC have negotiated a settlement reflected in the Consent Order.  The Consent Order permanently enjoins RBC from violating Section 4c(a) of the Commodity Exchange Act and CFTC Regulation 1.38(a).  Additionally, RBC has agreed to pay a civil monetary penalty of $35,000,000.

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11 To confirm that the officers, directors, and employees of the Fund Servicing Applicants were not involved in the Conduct and that the individuals involved in the Conduct were not employees, officers, or directors of the Fund Servicing Applicants, RBC reviewed a list of the individuals involved in the Conduct and confirmed that those employees were not employed by any Fund Servicing Applicant.
12 RBC’s registration department has verified that the list of individuals involved in the Conduct currently are not employed by any Fund Servicing Applicant and will not serve as an officer, director, or employee of any Covered Person.

RBC has undertaken and will undertake several measures to prevent similar violations.  First, over four years ago, prior to the commencement of the Action, RBC stopped engaging in the block trading activity underlying the Action.  Second, earlier this month, RBC disseminated a Global Compliance Futures Alert to employees engaged in certain capital markets activities.13  The Compliance Alert specifically addressed topics relevant to futures trading, including wash trades, front-running, and accommodation trades and provided access to existing internal and external compliance materials relevant to futures trading.  The Compliance Alert also addressed each employee’s obligation to comply with the high ethical standards required by applicable regulations and RBC’s Core Values and Code of Conduct.

Third, RBC’s subsidiary, RBC Capital Markets, LLC (“RBCCM”), which is registered with the CFTC as a futures commission merchant, will enhance its current futures surveillance tools to more effectively identify potential wash sales between affiliate entities.  We believe such measures are appropriately tailored because all of the trades at issue were cleared through RBCCM.  RBCCM is in the process of contracting with NASDAQ OMX for the acquisition of the SMARTS Broker surveillance solution, which will be used to monitor for, among other things, potential wash trades and block trades between RBC affiliates on a variety of futures markets, including CME, NYMEX/COMEX, CBOT, ICE-US, ICE-Canada, ICE-Europe, Montreal Exchange, Eurex and CFE.  RBCCM expects to acquire SMARTS Broker before the end of 2014 and will implement SMARTS Broker no later than the end of first quarter of 2015.  The SMARTS Broker technology will be used for RBC’s regular futures surveillance monitoring, which includes monitoring for wash sales.  In addition to its regular ongoing surveillance through SMARTS Broker, within 30 days of the date of this application, RBCCM will initiate a periodic review to identify instances where an RBC affiliate entered into a block trade with another RBC affiliate. Beginning in January 2015, on a monthly basis an RBCCM employee designated by RBCCM’s Chief Compliance Officer will review any block futures trades between RBC affiliates and any instances where the characteristics of the block trade are consistent with a wash sale will be elevated to RBCCM’s Chief Compliance Officer.  The designated employee will also identify and escalate any deficiencies in RBCCM’s regular monitoring procedures so that RBCCM can revise those procedures as necessary.  Two years from the date of implementation of SMARTS broker, if no deficiencies have been identified or all identified deficiencies have been remedied and the Chief Compliance Officer determines that the regular monitoring procedures are sufficient, RBC may cease this additional periodic review.
Finally, going forward the mandatory annual compliance training provided to U.S. employees involved in capital markets activities will include a module that addresses the legal and regulatory provisions applicable to wash trades.14  This training module will be included for a minimum of two years.  After two years, if RBCCM’s chief compliance officer determines that its regular monitoring procedures (discussed above) are sufficient, RBC may cease including this training module and instead will furnish at least annually to U.S. employees involved in capital markets activities a written reminder of the prohibition on wash trades.

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13 The Compliance Alert was distributed to individuals associated with affiliates of RBC who are registered with the SEC, CFTC or appropriate foreign regulators to engage in capital markets activities, which includes current employees who RBC or the CFTC has identified as being involved in the Conduct.
14 The annual compliance training materials for 2014 were completed on September 29, 2014 and provided to RBC employees beginning on October 2, 2014.  RBC will include the module described above in its annual training that it expects to present in the fall of 2015.

As a result of the foregoing, the Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.
F.	Actions Taken with Respect to the Funds
To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake that they will, as soon as reasonably practicable, distribute to the boards of directors (“Boards”) of the Funds identified in Exhibit A written materials describing the circumstances that led to the Injunction, any impact on those Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Fund Servicing Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act.  The Applicants undertake to provide such Funds’ Boards with the information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Consent Order as entered by the District Court.
G.	Applicant’s Prior Section 9(c) Orders
Certain of the Applicants’ affiliates previously have applied for and obtained the following order under Section 9(c).
SEC v. RBC Capital Markets Corporation
On June 3, 2009, the Commission filed a complaint against RBC Capital Markets Corporation (“RBCCM”), an indirect, wholly owned subsidiary of RBC, in the United States District Court for the Southern District of New York in a civil action captioned Securities and Exchange Commission v. RBC Capital Markets Corporation, 2009-cv-5172.  The complaint concerned the marketing and sale of auction rate securities (“ARS”) by RBCCM to investors.  The complaint alleged that RBCCM failed properly to disclose in communications with many customers the increasing risks associated with ARS that RBCCM underwrote, marketed and sold.  The complaint further alleged that, through its employees and marketing materials, RBCCM misrepresented to many of its customers that ARS were safe, highly liquid investments that were substitutes for cash or money-market funds.  The complaint alleged that, as a result, numerous customers invested their savings in RBCCM’s ARS that they needed or expected to have available on a short-term basis.  The complaint further alleged that (i) on February 11, 2008, RBCCM determined that it would not place bids in most of its auctions, as it had historically done, (ii) at or around the same time, other broker-dealers also discontinued their practice of placing bids in auctions, and (iii) as a result, most auctions failed, and RBCCM’s customers were left holding more than $8.8 billion in illiquid ARS.  The complaint alleged that RBCCM violated Section 15(c) of the Exchange Act.

On May 14, 2009, RBCCM executed a consent in which RBCCM neither admitted nor denied any allegations in the complaint, except as to personal and subject matter jurisdiction (which were admitted), but consented to the entry of an injunction.  On June 9, 2009, the U.S. District Court for the Southern District of New York entered a judgment against RBCCM that restrained and enjoined RBCCM, directly or through its agents, servants, employees, attorneys and all persons in active concert or participation with it who receive actual notice of the judgment, from violating Section 15(c) of the Exchange Act.  Additionally, pursuant to the judgment, RBCCM was ordered to (a) buy back approximately $867 million of ARS from its customers; (b) make whole any losses sustained by certain customers who sold ARS on or between February 11, 2008, and October 8, 2008; and (c) until RBCCM purchases ARS from eligible customers, RBCCM will provide such customers with no-net-cost loans that will remain outstanding until the ARS are repurchased.

The Commission, pursuant to Section 9(c), exempted RBCCM and any other company of which RBCCM is or may become an affiliated person, from the provisions of Section 9(a) of the Act, with respect to the injunction entered by the U.S. District Court for the Southern District of New York on June 9, 2009, against RBCCM.  Investment Company Act Release No. 28762; 812-13663 (June 9, 2009) (notice and temporary order) and No. 28812; 812-13663 (July 7, 2009) (permanent order).

Because this previously obtained Section 9(c) order was necessitated by an action brought by the Commission involving facts and circumstances that do not bear on this Application, it has little, if any, relevance to whether this Application should be granted.  Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.
H.	Applicants’ Conditions
The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
2.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with any terms and conditions of the Orders within 60 days of the date of the Permanent Order.
3.	RBC will comply with the terms and conditions of the Consent Order.
4.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders or Consent Order within 30 days of discovery of the material violation.
I.	Conclusion
For the reasons set forth above,  it would be unduly and disproportionately severe to exclude Covered Persons from engaging in activities contemplated by Section 9(a) of the Act and the Conduct is not such as to make it against the public interest or protection of investors to grant the exemption to the Covered Persons.  Accordingly, each of the Applicants therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.
IV.	Authorization
Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:
Ralph DeSena
Royal Bank of Canada Three World Financial Ctr. 200 Vesey St. New York, NY 10281-8098
with a copy to:
Arthur W. Hahn, Esq.
Ted S. Helwig, Esq.
Brian J. Poronsky, Esq. Katten Muchin Rosenman LLP 525 West Monroe St. Chicago, IL 60661

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.
Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are attached as Appendices A-1 through A-7 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 26th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
Royal Bank of Canada

By:	/s/ Blair Fleming
Name:	Blair Fleming
Title:	Officer

Royal Bank of Canada

By:	/s/ Howard Plotkin
Name:	Howard Plotkin
Title:	Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 5th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
RBC Global Asset Management (U.S.) Inc.

By:	/s/ Michael T. Lee
Name:	Michael T. Lee
Title:	CEO, President & CIO

The Applicant named below has caused this Application to be duly signed on its behalf on the 5th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
BlueBay Asset Management LLP

By:	/s/ Nick Williams
Name:	Nick Williams
Title:	Member of the Board

The Applicant named below has caused this Application to be duly signed on its behalf on the 5th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
BlueBay Asset Management USA LLC

By:	/s/ Nick Williams
Name:	Nick Williams
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
RBC Global Asset Management (UK) Limited

By:	/s/ Corey J. Cook
Name:	Corey J. Cook
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 13th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
RBC Europe Limited

By:	/s/ David Thomas
Name:	David Thomas
Title:	Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th of November, 2014.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
RBC Capital Markets Arbitrage, S.A.

By:	/s/ Lawrence R. Cohen
Name:	Lawrence R. Cohen
Title:	Chief Operating Officer

Appendix A-1
Authorization

 Certificate of Incumbency
I, A. Nancy Santini, Assistant Secretary of Royal Bank of Canada (the “Bank”), hereby certify that Blair Fleming is an Officer of RBC and Howard Plotkin is a Vice President of the Bank and each of them is a duly appointed and qualified officer of the Bank.
Dated:   November 26, 2014

By:	/s/ A. Nancy Santini
A. Nancy Santini
Assistant Secretary Royal Bank of Canada

Exh. A-1

Appendix A-2
Authorization

 Officer’s Certificate
The undersigned, being duly elected Assistant Secretary of RBC GLOBAL ASSET MANAGEMENT (U.S.) Inc. (“GAM US”) does hereby certify that this Application is signed by Michael T. Lee the elected President, Chief Executive Office and Chief Investment Officer of GAM US pursuant to the general authority vested in him as such under general authority under the bylaws of GAM US.
IN WITNESS WHEREOF, I have set my hand this November 5, 2014.
RBC Global Asset Management (U.S.) Inc.

By:	/s/ Esther H. Louis
Name:	Esther H. Louis
Title:	Assistant Secretary

Exh. A-2

Appendix A-3
Authorization

 Officer’s Certificate
The undersigned, being duly elected Designated Member of BLUEBAY ASSET MANAGEMENT LLP (“BLUEBAY LLP”) does hereby certify that this Application is signed by Nick Williams elected pursuant to the general authority vested in him as such under the limited liability partnership agreement of BlueBay Asset Management LLP dated 2 April 2012.
IN WITNESS WHEREOF, I have set my hand this November 5, 2014.
BlueBay Asset Management LLP

By:	/s/ James Brace
Name:	James Brace
Title:	Designated Member

Exh. A-3

Appendix A-4
Authorization

 Officer’s Certificate
The undersigned, being duly elected Company Secretary of BLUEBAY ASSET MANAGEMENT USA LLC (“BLUEBAY USA”) does hereby certify that this Application is signed by Nick Williams elected director pursuant to the general authority vested in him as such under resolution dated 10 March 2014.
IN WITNESS WHEREOF, I have set my hand this November 5, 2014.
BlueBay Asset Management USA LLC

By:	/s/ Rebecca Tyerman
Name:	Rebecca Tyerman
Title:	Company Secretary

Exh. A-4

Appendix A-5
Authorization

 Officer’s Certificate
The undersigned, being duly elected Company Secretary of RBC GLOBAL ASSET MANAGEMENT (UK) LIMITED (“GAM UK”) does hereby certify that this Application is signed by Corey J. Cook elected director pursuant to the general authority vested in him as such under GAM UK’s constitutional documents and delegated authorities.
IN WITNESS WHEREOF, I have set my hand this 7th day of November, 2014.
RBC Global Asset Management (UK) Limited

By:	/s/ Oluremi Adejumo
Name:	Oluremi Adejumo
Title:	Company Secretary

Exh. A-5

Appendix A-6
Authorization

 Officer’s Certificate
The undersigned, being duly elected Company Secretary of RBC EUROPE LIMITED (“RBC EL”) does hereby certify that this Application is signed by David Thomas elected Chief Executive Officer pursuant to the general authority vested in him as such under a Power of Attorney dated 1st November 2014.
IN WITNESS WHEREOF, I have set my hand this November 13, 2014.
RBC Europe Limited

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	Company Secretary

Exh. A-6

Appendix A-7
Authorization

 Officer’s Certificate
The undersigned, being duly elected Assistant Secretary of RBC CAPITAL MARKETS ARBITRAGE, S.A., a société anonyme having its registered offices in Luxembourg and duly existing under the Laws of the Grand-Duchy of Luxembourg (“CMA”) does hereby certify that this Application is signed by Lawrence R. Cohen the elected Chief Operating Officer of CMA pursuant to the general authority vested in him as such under the governing documents of CMA.
IN WITNESS WHEREOF, I have set my hand this November 20, 2014.
RBC Capital Markets Arbitrage, S.A.

By:	/s/ Esther H. Louis
Name:	Esther H. Louis
Title:	Assistant Secretary

Exh. A-7

EXHIBIT A-815
Part 1 – Funds For Which GAM US Serves As Investment Adviser
RBC SMID Cap Growth Fund
RBC Enterprise Fund
RBC Small Cap Core Fund
RBC Microcap Value Fund
RBC Mid Cap Value Fund
Prime Money Market Fund
U.S. Government Money Market Fund
Tax-Free Money Market Fund
Access Capital Community Investment Fund
RBC Short Duration Fixed Income Fund
RBC Ultra-Short Fixed Income Fund
RBC BlueBay Emerging Market Select Bond Fund
RBC BlueBay Emerging Market Corp Bond Fund
RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Global Convertible Bond Fund
RBC BlueBay Absolute Return Fund
RBC Emerging Markets Equity Fund
RBC Emerging Markets Small Cap Equity Fund

Part 2 – Funds For Which BlueBay LLP Serves As Sub-Adviser

RBC BlueBay Emerging Market Select Bond Fund
RBC BlueBay Emerging Market Corp Bond Fund
RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Global Convertible Bond Fund
RBC BlueBay Absolute Return Fund

Part 3 – Funds For Which BlueBay USA Serves As Sub-Adviser

RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Absolute Return Fund

Part 4 – Funds For Which GAM UK Serves As Sub-Adviser
RBC Emerging Markets Equity Fund
RBC Emerging Markets Small Cap Equity Fund

_____________________________
15 As of October 16, 2014. each Fund listed below is a separate series of the RBC Funds Trust, a Delaware statutory Trust.

Exh. A-8